October 10, 2016

VIA EDGAR

Office of the Secretary
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Larry Spirgel, Esq.

Re: Vonage Holdings Corp.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 12, 2016
File No. 001-32887

Ladies and Gentlemen:
On behalf of Vonage Holdings Corp. (the “Company”), set forth below are the comments contained in your September 8, 2016 letter with respect to the above-captioned filing, together with the responses of the Company to each comment.
Financial Statements
Note 14. Segment Information, page F-41
1.     We note that as a result of recent business acquisitions, you have significantly expanded your operations in in the Cloud Communications market, which are included in your business operating segment. We also note your acquisition of Nexmo in June 2016. To help us understand how you applied the guidance in FASB ASC 280 in identifying your operating and reportable segments, please provide us with the following information:

A.	Provide your current organization chart which identifies the positions, roles, or functions that report directly to your chief operating decision maker(s) (“CODM”) and senior management team;

B.	Tell us the title and describe the role of your CODM and each of the individuals who report to the CODM;

C.	Identify and describe the role of each of your segment managers;

D.
Tell us how often the CODM meets with his/her direct reports, the financial information the CODM reviews to prepare for those meetings, the financial information discussed in those meetings, and who attends those meetings;

E.	Describe the information regularly provided to the CODM and tell us how frequently it is prepared;

F.	Describe the information regularly provided to the Board of Directors and tell us how frequently it is prepared;

G.
Describe the information about the business units in the business operating segment that are provided to the CODM, tell us whether there are managers accountable for the business units, and if so, tell us to whom they are accountable;

Confidential Treatment Requested by Vonage Holdings Corp.

H.	Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget;

I.	Describe the level of detail communicated to the CODM when actual results differ from budgets and who is involved in meetings with the CODM to discuss budget-to-actual variances; and

J.	Describe the basis for determining the compensation of the individuals that report to the CODM.
Background on Vonage Operating Segments
As noted by the Staff in Comment No. 1, as a result of recent business acquisitions, we have significantly expanded our operations in in the cloud communications market. ASC 280 “Segment Reporting” establishes reporting requirements for an issuer’s business segments and related disclosures about its products, services, geographic areas and major customers. Under ASC 280, the method for determining what information must be reported is based upon the way in which management organizes the company’s operating segments to assess financial performance and allocate resources. We periodically evaluate our segment reporting disclosures based on the information utilized by our Chief Operating Decision Maker (“CODM”) to assess performance and allocate resources of the Company and, based on that information, evaluate whether we are required to make changes to segment disclosure as information utilized by the CODM changes. We identify our operating segments by applying the criteria of ASC 280-10-50-1 through ASC 280-10-50-9. The application of these criteria led to our identification in our Form 10-K for Fiscal Year Ended December 31, 2015 of two operating segments, which we refer to as Business and Residential.
As discussed in more detail below, our segment determinations were made based upon our functional organizational structure, in which key functional leaders (e.g., sales, marketing, customer care) are responsible for execution across our two operating segments, and report directly to our CODM. Our CODM reviews financial information regarding our segments, including revenue and allocated gross margin, and operating information regarding our segments, including gross line additions and churn for our Residential segment and monthly bookings, installation, and churn for our Business segment. Our CODM uses this information to assess financial performance and allocate resources. As of the filing of our Annual Report on Form 10-K for 2015, our evaluation of our segments under ASC 280-10-50-11 led to the conclusion that our two operating segments had similar operating and economic characteristics, which permits us to aggregate those segments into one reportable segment.
(A) Our Organizational Chart; (B) Our CODM and Direct Reports
Based on the factors set forth in ASC 280-10-50-5, our CODM is our Chief Operating Officer, Joe Redling. Mr. Redling is responsible for making resource allocation decisions for our segments and functional area managers (e.g., sales, marketing, customer care). Mr. Redling’s direct reports and organizational reporting structure are depicted in Exhibit A.
The title and role of each of our CODM’s direct reports is described below:
Chief Sales Officer - This individual is responsible for directing the Company’s inside sales, channel partner, and field sales activities; develops sales strategies and forecasts sales performance.
Chief Marketing Officer - This individual is responsible for coordinating global marketing and communications functions.  This includes overall lead generation for the company managing all Vonage digital assets such as Vonage.com and all digital marketing through search engine marketing, search engine optimization, and social media, brand management, market scoping and opportunity, corporate communications, and advertising.
President Enterprise - This individual is responsible for leading our Enterprise sales by driving our sales, strategy, and growth with large, multi-location, multi-national companies.
Senior Vice President Customer Care - This individual oversees customer service and product support functions for the Company. In this role, this individual is responsible for service delivery, customer service and support strategies, policies, and programs such as call center, order processing, billing, technical product support, customer applications support, and/or field support.

Confidential Treatment Requested by Vonage Holdings Corp.

Vice President & General Manager - In this individual’s role reporting to the CODM, this individual is responsible for management of our Atlanta office space.
Vice President Client Services - This individual is responsible for strategic and operational direction to drive new customer opportunities and customer satisfaction within our existing customer base by ensuring service quality and operational performance.
Vice President Business Development - This individual is responsible for creating and developing external strategic partnerships and alliances with the primary goal of creating new distribution and collaboration opportunities for the Company.
Vice President IT & Business Systems - This individual is responsible for incoming project requests and prioritization including IT corporate systems and user support, feature and integration requests, enterprise customer requests for features and customization, as well as tool and system improvements for our sales, service delivery, customer care, marketing and client services operations.
Vice President & Chief Technology Architect - This individual is responsible for overall strategic and operational direction, supporting all business units in technology matters. In this role, this individual is responsible for analyzing new technologies and providing input to our Product team regarding new or improved products based upon customer needs and requests.
Senior Director Program Management - This individual provides leadership on internal non-technical projects and programs from initiation through delivery.
(C) Segment Managers; (D) CODM Meetings
Due to the functionalized nature of our organization, we do not have individual segment managers.
Our CODM conducts regular meetings to discuss operating activities, financial results, forecasts and plans. These meetings are comprised of individual meetings with his direct reports, staff meetings, and Operations Committee meetings. Our CODM’s staff meeting is attended by our CODM’s direct reports. The Operations Committee includes our CODM’s direct reports and other functional leaders, a full list of which is included in Exhibit A. Our CODM’s meeting schedule can be fluid, but generally follows the following schedule:

Meeting Frequency:	Weekly	Bi-Weekly	Monthly
Attendee(s):
Operations Committee
Staff
Chief Sales Officer
Chief Marketing Officer
President Enterprise
Senior Vice President Customer Care
Vice President & General Manager
Vice President Client Services
Vice President Business Development
Vice President IT & Business Systems
Vice President & Chief Technology Architect
Senior Director Program Management

Confidential Treatment Requested by Vonage Holdings Corp.

(E) Information Provided to the CODM and (F) Board of Directors; (G) Vonage Business Segment Information
Our CODM reviews financial information that is prepared on a monthly, quarterly and annual basis. Our Board of Directors regularly reviews our financial information prepared in connection with our quarterly financial close. Financial and segment operational information reviewed by our CODM and Board of Directors is reflected below:

Information Provided:	Operational Information		Budget		Financial Review
Frequency:	Weekly		Annually		Monthly		Quarterly
Recipient:	CODM	BOD	CODM	BOD	CODM	BOD	CODM	BOD
Consolidated Income Statement
Consolidated Balance Sheet and Cash Flow
Operating Segment Revenue, Allocated Gross Margin, and Key Performance Indicators (Business and Residential)
Forecasted Consolidated Income Statement
Forecasted Consolidated Balance Sheet and Cash Flow
Bookings
Installations
Churn
Headcount
Customer Care Metrics
Business Systems Update
Marketing Metrics
Business Development Update
Strategic Update
Legal Update
Information and Data Security Update
Capital Allocation Update
Investor Relations Update

Confidential Treatment Requested by Vonage Holdings Corp.

For our Business segment, our CODM reviews operational information regarding each of the functional areas managed by his direct reports. We do not organize the Business segment into individual business units. Rather, we have a number of sales channels that focus on offering our various product lines to different portions of the business market. Therefore, we do not have managers accountable for particular business units. Our sales organization comprises our inside sales, channel partner, client services, field sales, and enterprise sales channels. As reflected in the chart above, our CODM reviews operating information regarding these channels, including monthly bookings, installation, and churn data, on a weekly basis. The managers responsible for these sales channels are accountable to our CODM.
Our salesforce was organized to address the full business market, delivering the right products to the right customer. Our Business segment product lines are Vonage Essentials, based on our proprietary call processing platform that is purpose-built for SMB and mid-market customers; and Vonage Premier, based on Broadsoft’s call processing platform, which serves larger customers, from mid-market businesses through large enterprises. These product solutions enable businesses to enable communication and collaboration among their employees.
With the acquisition of Nexmo in June 2016, we have added Nexmo’s innovative communication application program interfaces (APIs) for text messaging and voice communications. The APIs enable developers and enterprises to embed contextual communications into mobile apps, websites and business workflows via text, social media, chat apps and voice, and enable businesses to communicate with their customers reliably and with ease.
Together, Vonage Essentials, Vonage Premier, and Nexmo integrate the business communications value chain, consisting of three elements - (i) the move of employee-based communications to the cloud, (ii) the integration of employee communications with other cloud-based workflow tools, like productivity and CRM; and (iii) the integration of a company’s customer communications into the cloud-based employee communication and workflow tools.
(H), (I) Preparation and Review of Budgets
Our budgets are prepared by our financial planning and analysis function, and are based upon inputs related to revenue and expenses from functional leaders across the Company. During the preparation of the budget, our CODM reviews the submissions made by his direct reports regarding assumptions related to revenue which include bookings for Business, gross line additions for Residential, churn, pricing changes, and product plans for both segments. Our CODM also reviews the expenses relative to his direct reports. Our CODM may make changes to the budget at any time during this process. A preliminary budget is then reviewed by our Chief Financial Officer and Chief Executive Officer and is generally presented to our Board of Directors in December, at which time the Board provides input regarding the proposed budget. The budget is then revised as necessary prior to final approval by our Board of Directors.
During monthly Operations Committee meetings, our CODM reviews actual operational performance relative to the revenue assumptions contained in the budget. Our CODM also receives a monthly view of actual expenses compared to budgeted expenses for his direct reports. Finally, our CODM reviews quarterly revenue projections included in financial outlooks that are provided to our Board of Directors. It is during our CODM’s monthly Operations Committee meetings and Staff meetings where differences between actual results and budget are communicated to our CODM. Participants in those meetings are listed in Exhibit A.
(J) Compensation of CODM Direct Reports
Our CODM’s direct reports receive compensation similar in composition and process to the compensation for our executive officers, with the exception of commission opportunities available to certain of our CODM direct reports. A detailed description of the compensation programs are contained in our 2016 Definitive Proxy Statement filed on April 25, 2016.
CODM direct report compensation is comprised of a mix of components including: base salary, commission payments and/or annual cash incentive plan payments, and equity compensation. CODM direct report compensation is reviewed annually and adjusted to reflect both changes in the external competitive market for talent, as well as our performance as a whole and at an individual level.

Confidential Treatment Requested by Vonage Holdings Corp.

Base Salary
Base salary levels are set as part of the annual salary review process using both benchmark data and the CODM’S evaluation of performance. We provide this competitive compensation in order to attract, retain, and motivate highly-skilled employees.
Commissions
Certain of our CODM direct reports that are in charge of sales channels, namely our Chief Sales Officer and Vice President Client Services, have sales quotas. Commissions are paid relative to performance against those quotas. For our Chief Sales Officer, commissions are paid based upon bookings of inside sales, channel partner, and field sales activities as a percentage of a quota, established by the Board. For our Vice President Client Services, commissions are paid based upon bookings, renewals, revenue retention, and customer retention as a percentage of a plan, established by the Board.
Equity Compensation
Annual equity awards are determined during the annual evaluation process. These awards are generally tied to the responsibility level of the CODM direct reports adjusted for individual performance. Annual equity awards may be made in the form of stock options, restricted stock, or other forms of equity, but are currently granted in the form of performance and time-based restricted stock unit (“RSU”) grants. The vesting of performance-based RSUs is based upon Vonage’s relative performance measured against a defined performance group consisting of telecom and technology companies we consider to be similar to Vonage. The performance metric used in our program is “Total Stockholder Return” (TSR). TSR is the percentage growth in stock price over the performance period, plus dividends and adjusted for events such as stock splits. Vonage’s TSR performance is ranked against the other companies in the performance group over a three-year period. Performance under our performance-based RSU program is based upon consolidated performance metrics and is not based upon segment performance metrics.
Annual Incentive Cash Plan
Our annual cash incentive program includes a target bonus calculated as a percentage of the base salary. The determination of the annual cash bonuses for our CODM direct reports is based on the compensation committee review of achievement of objective performance criteria. The annual cash bonus awards payable to our CODM direct reports are calculated by multiplying the total bonus achievement percentage determined by our compensation committee by the employee’s target bonus.
There were five performance criteria applicable to all participants in our 2015 bonus program: (1) Consumer Total Revenue, (2) Business Total Revenue, (3) Adjusted EBITDA, (4) Churn - Consumer (Account), and (5) Churn - Business (Revenue). In 2015, “Consumer Total Revenue” included revenues from Vonage’s consumer telephony business, including all United States and Canada business, U.K., and BasicTalk service offerings. “Total Business Revenue” included revenues from the former Vonage Business Solutions and Telesphere Networks, Ltd. Entities. Adjusted EBITDA is a consolidated entity performance metric.
Consistent with 2015, in February 2016 we established the following five performance criteria for our company-wide bonus program: (1) Residential Total Revenue, (2) Business Total Revenue, (3) Adjusted EBITDA, (4) Churn - Residential (Account), and (5) Churn - Business (Revenue). In 2016, “Residential Total Revenues” includes revenues from Vonage’s consumer telephony business, including the United States, Canada, and U.K. offerings. “Business Total Revenues” includes revenues from Vonage’s Essentials and Premier product lines. As noted above, Adjusted EBITDA is a consolidated entity performance metric.
The metrics used in our annual incentive programs track the way in which the business is organized. Specifically, performance is evaluated by the compensation committee at the consolidated entity level as well as with respect to our two operating segments, Residential (formerly referred to as Consumer) and Business. Our CODM direct reports are evaluated and compensated based upon consolidated entity and segment level performance.

Confidential Treatment Requested by Vonage Holdings Corp.

2. You determined that your two operating segments meet the criteria for aggregation since the segments have similar operating and economic characteristics. To help us understand how you applied the guidance in FASB ASC 280 please provide us with the following information:

A.
Compare and contrast your operating segments relative to the areas listed in ASC 280-10-50-11a to e. Regarding any differences among your operating segments, tell us why your determined that disaggregation was not warranted;

B.	Provide us with your historical and projected revenues, gross margin, operating margin, and measure of segment profitability; and

C.	Tell us why the company is organized in the manner that it is.
(A) Comparison of Operating Segments
In connection with our Form 10-K for Fiscal Year Ended December 31, 2015, we evaluated the criteria relative to the areas listed in ASC 280-10-50-11a to e as follows:
We concluded that the nature of products and services were similar in that:

•	Our services were all unified communications as a service, or UCaaS, cloud communications services connecting people and businesses through cloud-connected devices.

•	The rate plans offered to customers are similar across our two segments, with a monthly recurring charge and add-on features available for an additional fee.

•
The method of delivery of our cloud communications services is similar and we have integrated Residential and Business network functionality, such as domestic termination, international termination, toll free usage, and E-911.

We concluded that the production processes were similar in that:

•	Our cloud communications services are all provided over broadband internet connections.

•	Our operating segments share development resources - new products, features and customer experience improvements are conceived and developed by the same teams, under the same leadership.
We concluded that the type of customer was similar in that:

•
Each of our operating segments provides cloud communications services to individuals who require communications and connectivity solutions, whether for residential, business, or in some cases, mixed use.

We concluded that the methods used to distribute products and services were similar in that:

•
Residential and Business cloud communications services are sold to customers using similar sales channels. These channels include some or all of retail sales, inside sales (including inbound and outbound telesales), field sales, channel partner sales (including sales through master agents/dealers and event teams), client services, and enterprise sales channels. Sales channels that are unique to our Business segment, such as our field sales, client services, and enterprise sales channels, reflect the need to provide additional product information to that portion of the cloud communications services market. Residential and Business cloud communications services are marketed to customers using similar channels including brand and digital marketing.

We concluded that the nature of regulatory environment was similar in that

•	Both operating segments are subject to the same regulatory regimes.

Confidential Treatment Requested by Vonage Holdings Corp.

(B) Historical and Projected Data

The historical and projected revenues and allocated gross margin for our operating segments are presented below. At the operating segment level, we only prepare revenues and allocated gross margin. All other financial statement information is prepared on a consolidated basis.

**CONFIDENTIAL TREATMENT REQUESTED BY VONAGE HOLDINGS CORP. PURSUANT TO RULE 83**

Although the allocated gross margins of Residential and Business are slightly outside the 10% variance on a relative basis for 2015 Actuals and the 2016 Budget, the key driver of the variance from 2014 when allocated gross margins were 69% for Residential and 70% for Business is the acquisition of Telesphere (acquired December 15, 2014), SimpleSignal (acquired April 1, 2015), and iCore (acquired August 31, 2015). These acquired entities have a lower gross margin profile due to the fact that for the customers of these acquired entities, we also provide resold broadband access which has a lower gross margin than our voice products. In addition, the cost structures of these acquired entities is higher due to lack of scale relative to Vonage. We have several initiatives to improve the margin for these acquisitions and overall Business, including further integration with Residential to take advantage of scale, renegotiation of broadband access agreements to lower the cost of providing broadband access to customers, and consolidation and migration of co-location facilities to Amazon Web Services. In addition, we plan to implement programs that will reduce the amount of rebates that we provide to customers that offsets the customer’s initial cost of purchasing phones.
Our expectation is that these actions and the maturation of the Business segment will lead allocated gross margins to be closer together in the future as reflected in our long-term plan.
Based upon those expectations, we concluded that the operating segments can be expected to have essentially the same future economic characteristics.
(C) Company Organization
From November 2013 through September 2015, the Company acquired five companies, executing a pivot from a solely residential communications provider to providing services to businesses as well. During 2015, we made several organizational changes to better synchronize teams across the organization to become more nimble and innovative, and to reinforce that Vonage is one company united under a single brand and aligned key functional disciplines to drive performance.
In January 2015, we enacted a broad reorganization to merge our Residential business with Vonage Business Solutions (“VBS”), f/k/a Vocalocity. These changes reinforced the integration of Vocalocity into Vonage creating one company, with one brand, selling cloud communications solutions to customers - from individuals to large businesses - that required a range of seats and features. The integrated structure improved our ability to introduce new products,

Confidential Treatment Requested by Vonage Holdings Corp.

features and customer experience improvements more rapidly, and left us with two business units - our business solutions group, and the combined Residential and VBS. As our Chief Operating Officer, Mr. Redling assumed corporate-wide responsibility for the combined business units of Residential and VBS. Separate unit leader positions for Residential and VBS were eliminated.
Following the success of the organizational changes made in January 2015, and as part of our continued integration of the newly acquired companies, in July 2015, to maximize the performance of our functional areas and the resources and talent across the organization, we moved our business solutions group under Mr. Redling, with its functional leader, Clark Peterson reporting to Mr. Redling. Bringing all of our business operations together completed our reorganization and enabled a company-wide focus on a single set of objectives, metrics and incentives to execute on our strategic plans. As a result, our business acquisitions were integrated into one Business segment, and functionalized as many parts of our operations as possible. We have organized the Company in this manner in order to (i) take advantage of synergies created by our strong Residential brand and network, (ii) achieve additional synergies through the functionalization of our organization (including across our customer care, legal, finance, technology, product, human resources, and marketing organizations), and (iii) provide a single CODM to manage our operating segments and to assess performance and allocate resources of the Company.

* * *
The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If further information or clarification with respect to the foregoing is desired, please contact the undersigned at 732.444.6723.
Sincerely,
VONAGE HOLDINGS CORP.

By: __/s/ David T. Pearson___
David T. Pearson
Chief Financial Officer

cc:	Mr. Alan Masarek
Kurt M. Rogers, Esq.

Confidential Treatment Requested by Vonage Holdings Corp.

Exhibit A

CODM Organization Chart

**CONFIDENTIAL TREATMENT REQUESTED BY VONAGE HOLDINGS CORP. PURSUANT TO RULE 83**

Confidential Treatment Requested by Vonage Holdings Corp.
VG - 0010

Operations Committee

Chief Operations Officer - Lead
Chief Human Resources Officer
Chief Marketing Officer
Chief Network Officer
Contractor, FP&A
Chief Product Officer
Chief Sales Officer
Chief Technology Officer
Director Sales
President Enterprise
President Nexmo
Senior Director Business Alignment & IT Realization
Senior Director Program Management
SVP Customer Care
SVP Digital
SVP Product Management
SVP Sales
VP & Chief Technology Architect
VP & General Manager
VP Business Development
VP Business Support Systems
VP Client Services
VP FP&A
VP IT & Business Services
VP Marketing
VP Marketing, Digital
VP Marketing, Nexmo
VP Mobile Development
VP National Field Sales
VP Product Marketing
VP Service Delivery
Chief Executive Officer - optional
Chief Financial Officer - optional
Chief Legal Officer - optional

CODM Staff Meeting Attendees

Chief Sales Officer
Chief Marketing Officer
President Enterprise
Senior Vice President Customer Care
Vice President & General Manager
Vice President Client Services
Vice President Business Development
Vice President IT & Business Systems
Vice President & Chief Technology Architect
Senior Director Program Management

Confidential Treatment Requested by Vonage Holdings Corp.
VG - 0011